Dimensional

April 27, 2017

Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza–Room 5422
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:  Mr. Ned Rubenstein

Re:	DFA Investment Dimensions Group Inc. File Nos. 2-73948 and 811-3258

Dear Mr. Rubenstein:

On behalf of DFA Investment Dimensions Group Inc. (the "Registrant"), the following are the responses to the Staff's comments conveyed with regard to Post-Effective Amendment Nos. 204/205 to the Registration Statement of the Registrant (the "Amendment"), filed with the U.S. Securities and Exchange Commission (the "SEC") on February 15, 2017, pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the "1933 Act").

Each SEC Staff comment is summarized below, followed by the Registrant's response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

Prospectus-Summary Section

1. Comment.  Please supplementally disclose the broad-based securities market index to be utilized by the Portfolio.

Response.  The Registrant confirms supplementally that, currently, it is anticipated that the broad-based securities market index to be utilized by the Portfolio is the MSCI World Index (net dividends); however, this is subject to change in the future.

2. Comment.  For each principal investment strategy or investment that the Portfolio "may" engage or invest in, please supplementally disclose the circumstances under which the Portfolio would be likely to engage or invest in such strategy or investment.

Response.  The Registrant believes the circumstances are appropriately disclosed.  For example, the disclosure states that the "Portfolio and each Underlying Fund may use derivatives, such as futures contracts and options on futures contracts for equity securities and indices of its approved markets or other equity market securities or indices, including those of the United States, to adjust market exposure based on actual or expected cash inflows to or outflows from

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the Portfolio or Underlying Fund."  In addition, the Registrant provides detailed disclosure regarding the implementation of the strategies for the Portfolio and Underlying Funds, as applicable, in the "Market Capitalization Weighted Approach" and "Portfolio Transactions" sections under the "Additional Information on Investment Objective and Policies" section.

3. Comment.  With respect to the fee waiver footnote to the "Annual Fund Operating Expenses" table, please revise the footnote to clarify that the recapture of expenses pursuant to such agreement is in accordance with the guidance set forth in the 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73 ("2009 Audit Risk Alert") which states:

The SEC staff has seen instances where funds instituted a cap in the first year of operations and then increased the cap in subsequent years above the current expense ratio. The SEC staff reminds registrants that they cannot begin to recapture prior year expenses incurred under previous expense cap arrangements solely because of an increase in the current year's expense cap. Prior year expenses can be recaptured only if the current expense ratio is less than the prior year expense cap that was in place when such prior year expenses were waived.

Response.  The Registrant believes that the disclosure in the fee waiver footnote to the "Annual Fund Operating Expenses" table is responsive to the requirements of Instruction 3(e) of Item 3 of Form N-1A and respectfully declines to include additional disclosure.  The Registrant notes, however, that there is disclosure in the "Fee Waiver and Expense Assumption Agreement" section of the Prospectus that clarifies that the recapture provision operates in accordance with the 2009 Audit Risk Alert.

4. Comment.  Please consider deleting the reference in the "Portfolio Turnover" section to "higher taxes when mutual fund shares are held in a taxable account" since the Portfolio is only available to insurance company separate accounts funding variable life and variable annuity contracts.

Response.  The Registrant has revised the disclosure accordingly.

5. Comment.  Please disclose in the "Principal Investment Strategies" section that for purposes of the Portfolio's 80% policy, derivatives are valued in accordance with the SEC Staff's position that the 80% test required pursuant to Rule 35d-1 under the 1940 Act is an asset-based test (i.e., not an exposure test) and, accordingly, the Portfolio may not use notional value for purposes of Rule 35d-1.

Response.  The Registrant confirms supplementally that, for purposes of the 80% policy, the value of the derivatives in which the Portfolio will invest will be calculated in the same way that the value of derivatives is calculated when calculating the Portfolio's net asset value.  Derivative instruments are valued at market price (not notional value) and may be fair valued, for purposes of calculating the Portfolio's net asset value. As noted in General Instruction C.1(c), however, the disclosure in the Prospectus should avoid "simply restating legal or regulatory requirements to which Funds generally are subject." Further, the Registrant does not believe such

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disclosure is easy to understand language that an average or typical investor who may not be sophisticated in legal or financial matters would understand. The Registrant has, however, included such disclosure in the SAI since some investors may find it useful.

6. Comment.  Consistent with page 1 of the SAI and Rule 35d-1, please include disclosure in both the "Principal Investment Strategies" and "Additional Information on Investment Objective and Policies" sections of the Prospectus that indicates that the 80% policy applies to the value of the Portfolio's net assets, plus the amount of any borrowings for investment purposes.  Alternatively, the Portfolio could only include the disclosure in the "Additional Information on Investment Objective and Policies" section; however, it is not sufficient to only disclose this information in the SAI.
Response.  The Registrant believes that the addition of this language to the 80% policy in the Prospectus would be confusing for investors. Since the Portfolio does not currently intend to borrow money for investment purposes, as noted on page 3 of the SAI, the Registrant believes that including such language in the 80% policy in the Prospectus may mislead investors into believing that the Portfolio borrows money to use for investment.  The Portfolio will include this language in the 80% policy disclosed in the SAI.  If the Portfolio were to change its policy with respect to borrowing for investment purposes in the future, it would make the relevant changes to the 80% policy disclosed in the Prospectus.
7. Comment.  Please consider disclosing the risk of concentrating in the real estate industry in the "Principal Risks" section of the Prospectus.  The "Principal Risks" section of the Prospectus is supposed to be based on the information given in response to Item 9(c) and the Portfolio includes disclosure regarding the "Risks of Concentrating in the Real Estate Industry" in the "Additional Information on Investment Objective and Policies" section of the Prospectus.

Response. The Registrant does not believe that risk of concentrating in real estate is a principal risk of the Portfolio, which will only invest between 0-10% in U.S. real estate securities.  The Portfolio, however, includes such disclosure in the "Additional Information on Investment Objective and Policies" section of the Prospectus in connection with its more detailed disclosure regarding the DFA Real Estate Securities Portfolio in which it invests (i.e., which concentrates in the real estate industry).
8. Comment.  With respect to the "Derivatives Risk," please confirm that each risk referenced applies to each type of derivative that the Portfolio may use.  If not, briefly discuss such risks on a derivative-by-derivative basis.
Response. The Registrant confirms that each risk referenced applies, in various degrees, to each type of derivative that the Portfolio may use.
9. Comment.  Please consider disclosing depositary receipts risk in both the "Principal Risks" and "Additional Information on Investment Objective and Policies" sections of the Prospectus.

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Response. The Registrant respectfully declines to include a depositary receipts principal risk and believes that the principal risks of investing in the Portfolio are adequately addressed and disclosed to shareholders in the Prospectus at this time.

10. Comment.  Please replace "since inception" with the month and year each portfolio manager will begin his service with the Portfolio.

Response.  The date that the Portfolio will commence operations has not yet been determined; however, the Registrant has replaced "since inception" with the year each portfolio manager will begin his service with the Portfolio.

11. Comment.  Please revise the first sentence of the "Payments to Insurance Companies and Financial Intermediaries" section to explain what the Portfolio and its related companies may make payments to an insurance company (and/or its related companies) for.

Response.  The Registrant has revised the disclosure accordingly.

12. Comment.Please disclose that when payments are received by a broker-dealer or other financial intermediary from an insurance company (or its related companies), such payments may create a conflict of interest by influencing the financial intermediary to include the Portfolio as an underlying investment option.

Response.  The Registrant has revised the disclosure accordingly.

Prospectus-Additional Information on Investment Objective and Policies

13. Comment.  Pursuant to Item 9(a) of Form N-1A, please state the Portfolio's investment objective and, if applicable, state that its objective may be changed without shareholder approval.

Response.  The Portfolio discloses its investment objective in the summary section of the Prospectus in response to Item 2 of Form N-1A. Further, General Instruction C.3(a) states that information that is included in response to Items 2 through 8 need not be repeated elsewhere in the Prospectus.  In addition, Item 9 of Form N-1A requires a fund to state, if applicable, that its investment objective may be changed without shareholder approval. The Registrant supplementally confirms that the Portfolio's investment objective is fundamental, and,  accordingly, it may not be changed without shareholder approval.

14. Comment.  Please disclose that the DFA Real Estate Securities Portfolio concentrates in the real estate industry.

Response.  In addition to stating that the DFA Real Estate Securities Portfolio "will principally invest in equity securities of companies in certain real estate investment trusts and companies engaged in residential construction and firms, except partnerships, whose principal business is to develop commercial property," the "Risks of Concentrating in the Real Estate

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Industry" states that the "DFA Real Estate Securities Portfolio in which the VA Equity Allocation Portfolio invests is concentrated in the real estate industry."  Accordingly, the Registrant believes the current disclosure is appropriate.

15. Comment.  Please explain the reason for the following statement: "The Portfolio and certain Underlying Funds may exclude securities of certain real estate investment trusts ("REITs") and utilities."

Response. The Registrant supplementally explains that certain Underlying Funds that do not concentrate investments in the real estate industry may exclude certain REIT securities and utilities. However, in view of the fact that the Portfolio does intend to have exposure to REIT securities through its investment in the DFA Real Estate Securities Portfolio, the Registrant has removed the statement as unnecessary.

16. Comment.  The principal risks should be disclosed in response to Item 9 of Form N-1A and the risks in the "Principal Risks" section of the Prospectus should be a summary of the Item 9 risk disclosure.  Please provide Item 9 risk disclosure for all of the risks disclosed in the "Principal Risks" section of the Prospectus.

Response.  The Portfolio discloses all of its principal risks in the "Principal Risks" section of the Prospectus in response to Item 4(b)(1) of Form N-1A. General Instruction C.3(a) states that information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.  The Registrant believes that each risk is appropriately disclosed in the "Principal Risks" section of the Prospectus. The Registrant does not believe it would be appropriate to shorten or summarize the current disclosure. To the extent that the Registrant believes additional information for any such risk is necessary and appropriate, additional detail is (e.g., "Derivatives Risk") and will be provided in response to Item 9(c) in the "Additional Information on Investment Objective and Policies" section.

17. Comment.  Please consolidate the "Securities Loans" section with the "Additional Information on Investment Objective and Policies" section and delete the cross-reference to the "Principal Risks" section of the Prospectus.

Response.  General Instruction C.3(a) only requires the disclosure of the information required by Item 12 (Distribution Arrangements) to be disclosed in one place in the Prospectus.  In addition, such instruction only requires information required by Items 2 through 8 to be disclosed in numerical order. The Registrant prefers the current presentation of the securities lending information and, accordingly, respectfully declines to consolidate the two sections.

Further, the Portfolio includes the risks related to securities lending in the summary section of the Prospectus in response to Item 4(b)(1) of Form N-1A. General Instruction C.3(a) states that information that is included in response to Items 2 through 8 need not be repeated elsewhere in the Prospectus.  Accordingly, the Registrant does not believe it is necessary to repeat this information and prefers to include a cross-reference to the information in the summary section of the Prospectus.

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Prospectus-Management of the Fund

18. Comment.  Please state the management fee as a percentage of the Portfolio's net assets in the "Management of the Fund-Management Fees" section of the Prospectus, including any breakpoints.

Response.  The management fee is stated as a percentage of the Portfolio's net assets in the "Annual Fund Operating Expenses" table, which is cross-referenced to in the "Management of the Fund-Management Fees" section of the Prospectus.  The Portfolio does not use breakpoints, so there is no additional information to include in this section.

19. Comment.  For each sub-advisor, please describe the sub-advisor's experience as a sub-advisor.

Response.  The Registrant believes the information provided with respect to each sub-advisor is responsive to Item 10(a)(1)(i) of Form N-1A.  The disclosure includes each sub-advisor's name, address and experience (e.g., assets under management of all Dimensional affiliated advisors) and the services provided to the Portfolio.  The Registrant, however, has included additional disclosure regarding when each sub-advisor registered as an investment adviser with the SEC.

SAI-Portfolio Characteristics and Policies

20. Comment.  Please revise the reference to "a specific type of investment" in the last paragraph to include the actual type of investment.

Response.  The Registrant has revised the disclosure accordingly.

SAI-Investment Limitations

21. Comment.  In investment limitation number 8 regarding industry concentration, it states that the Portfolio will not invest more than 25% of its net assets in an industry.  The restriction should reference "total assets" as opposed to "net assets," even though Form N-1A references "net assets."  The reference to "net assets" in Form N-1A is a scrivener's error.

Response.  The Registrant could not locate any written guidance that stated "total assets" must be utilized with respect to industry concentration.  As the Portfolio's concentration policy using "net assets" is more restrictive than a policy using "total assets," the Portfolio would meet the requirements under either definition of "concentration."

22. Comment.  In the "Investment Limitations" section of the SAI, please disclose the 1940 Act permitted exceptions related to borrowing money identified in investment limitation number 1.

Response.  The Registrant has revised the disclosure accordingly.

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23. Comment.  In the "Investment Limitations" section of the SAI, please disclose the circumstances under which the 1940 Act permits the Portfolio to lend portfolio securities.

Response.  To better explain the Portfolio's policy on loans, the Registrant will expand its discussion regarding investment limitation (2) as follows:  "Although the investment limitation described in (2) above prohibits loans, the Portfolio is authorized to lend portfolio securities under the conditions and restrictions described in the Portfolio's Prospectus.  Investment limitation (2) above also does not, among other things, prevent the Portfolio from engaging in repurchase agreements, acquiring debt or loan instruments in the future or participating in an interfund lending order granted by the SEC."

24. Comment.  In the "Investment Limitations" section of the SAI, please disclose that the Portfolio will only purchase or sell futures contracts and options on futures contracts in accordance with SEC positions.

Response.  The Registrant supplementally confirms that the Portfolio will only purchase or sell futures contracts and options on futures contracts in accordance with SEC positions and notes that the "Futures Contracts" section of the SAI includes disclosure stating that, "pursuant to published positions of the SEC and interpretations of the staff of the SEC, the Portfolio or Underlying Fund (or its custodian) is required to maintain segregated accounts or to segregate assets through notations on the books of the custodian, consisting of liquid assets (or, as permitted under applicable interpretations, enter into offsetting positions) in connection with its futures contract transactions in order to cover its obligations with respect to such contracts." Accordingly, the Registrant respectfully declines to include additional disclosure.

SAI-Cash Management Practices

25.  Comment.  Pursuant to Item 16(d) of Form N-1A, disclose, if applicable, the types of investments that the Portfolio may make while assuming a temporary defensive position.

Response.  The Registrant discloses the types of investments that the Portfolio and Underlying Funds may make while assuming a temporary defensive position in the table included in the "Cash Management Practices" section of the SAI.

SAI-Directors and Officers

26.  Comment.  For each disinterested Director and their immediate family members, please include the information required by Item 17(b)(5) of Form N-1A regarding each class of securities owned beneficially or of record in: (i) an investment adviser or principal underwriter of the Registrant; or (ii) a person (other than a registered investment company) directly or indirectly controlling, controlled by, or under common control with an investment adviser or principal underwriter of the Registrant.

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Response.  To the best of the Registrant's knowledge based on information periodically requested of and provided by the Registrant's disinterested Directors, none of the Registrant's disinterested Directors (or their immediate family members) is a beneficial or record owner of any class of securities of the Advisor or the Registrant's principal underwriter, or any person directly or indirectly controlling, controlled by, or under common control with, the Advisor or the Registrant's principal underwriter.  In the absence of any such ownership, the Registrant does not believe that this requires disclosure in the SAI.

SAI-Portfolio Managers

27.  Comment.  Since the day-to-day management is handled by an investment team of ten, please revise the disclosure accordingly pursuant to Item 20 of Form N-1A.

Response.  The Investment Committee sets the investment strategies and sets and reviews all investment related policies and procedures and approves any changes in regards to approved countries, security types and brokers. The portfolio managers identified in response to Item 5(b) implement the policies and procedures established by the Investment Committee. The portfolio managers also make daily investment decisions regarding the Portfolio based on the parameters established by the Investment Committee.  In the 2004 final rule amendments to Form N-1A that first required a fund to identify in its prospectus each member of a committee, team, or other group of persons that is jointly and primarily responsible for the day-to-day management of the fund's portfolio,1 the release confirmed that "[t]o the extent that a fund is managed by a committee, team, or other group that includes additional members who are not jointly and primarily responsible for day-to-day management, identification of these individuals is not required."  Accordingly, pursuant to such guidance, the members of the Investment Committee are not identified in response to Item 5(b) and, accordingly, are not subject to the disclosure requirements of Item 20.

28.  Comment.  Please update the information in the "Other Managed Accounts" section to be as of the most recent practicable date.  The current information is as of October 31, 2016.

Response.  The Registrant has revised the disclosure accordingly.

Part C

29. Comment.  Except where permitted under Rule 483 under the 1933 Act, file executed contracts, not forms of contracts, as exhibits.
Response.  The Registrant has been updating its exhibits with executed contracts in previous filings and will continue to update the exhibits in accordance with Rule 483 in future filings.

1 See Disclosure Regarding Portfolio Managers of Registered Management Investment Companies, Investment Company Act Release No. 26533 (Oct. 1, 2004).

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30. Comment.  Please file the securities opinion for the Portfolio as an exhibit to the Part C.
Response.  The securities opinion for the Portfolio will be included as an exhibit to the Part C filed with the 485(b) filing.
31. Comment.  Please file a consent of counsel pursuant to Item 28(i) of Form N-1A.
Response.  As noted above, counsel will provide a securities opinion for the Portfolio regarding the legality of the securities being registered, stating whether the securities will, when sold, be legally issued, fully paid, and nonassessable as an exhibit to the Part C filed with the 485(b) filing.  Counsel also signs the cover letter accompanying the filing.  The Registrant is not aware of any legal requirement to provide an additional consent of counsel.
32. Comment.  Please remove the consent of PricewaterhouseCoopers LLP since the Portfolio has not commenced operations or explain its inclusion supplementally.
Response.  The Registrant will exclude the consent in the Portfolio's 485(b) filing.
33. Comment.  Please confirm that, pursuant to Section 6(a) of the 1933 Act, the comptroller or principal accounting officer signed the Amendment.
Response.  The Registrant confirms that Gregory K. Hinkle serves as the principal accounting officer of the Registrant.
* * * * * *
Please do not hesitate to contact Ms. Cresswell at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours, /s/ Carolyn L. O Carolyn L. O, Esq. Vice President and Secretary DFA Investment Dimensions Group Inc.